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                              January 19, 2021

       Phil Ray
       President, Chief Executive Officer
       Centennial Growth Equities, Inc.
       9221 East Baseline Road Suite109-435
       Mesa, Arizona 85209

                                                        Re: Centennial Growth
Equities, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed December 28,
2020
                                                            File No. 000-56234

       Dear Mr. Ray:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed December 28, 2020

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. Please have your auditor revise its report to remove the name of the company "Centennial
                                                        Growth Equities, Inc."
currently included at the end of the first paragraph.
       Interim Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019
       (Unaudited), page F-12

   2. Please revise to correctly add up the Total Liabilities and Stockholders' Deficit section of the September 30, 2020
balance sheet. The correct amount appears to be $3,000 instead of zero.
 Phil Ray
Centennial Growth Equities, Inc.
January 19, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant at (202) 551-3346 or Martin James,
Senior Advisor at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNamePhil Ray                                Sincerely,
Comapany NameCentennial Growth Equities, Inc.
                                                          Division of
Corporation Finance
January 19, 2021 Page 2                                   Office of
Manufacturing
FirstName LastName